

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

<u>Via E-mail</u>
Mr. Jeffrey A. Graves
President and Chief Executive Officer
MTS Systems Corporation
14000 Technology Drive
Eden Prairie, Minnesota 55344

  Re: **MTS Systems Corporation**
    Form 10-K for the Fiscal Year Ended September 29, 2012
    Filed November 28, 2012
    File No. 0-2382

Dear Mr. Graves:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kevin L. Vaughn

       Kevin L. Vaughn
       Accounting Branch Chief